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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-8F

I.     GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check ONLY ONE; for descriptions, SEE Instruction 1 above):

       /X/    MERGER
              with respect to The European Equity Portfolio; The Disciplined Equity Portfolio; and The International Opportunities Portfolio.

       /X/    LIQUIDATION
              with respect to The U.S. Small Company Opportunities Portfolio and The Emerging Markets Debt Portfolio.

       / /    ABANDONMENT OF REGISTRATION
              (Note: Abandonments of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

       / /    Election of status as a BUSINESS DEVELOPMENT COMPANY
              (Note: Business Development Companies answer ONLY questions 1 through 10 of this form and complete verification at the end of the form.)

2.     Name of fund: The Series Portfolio
       (A) The U.S. Small Company Opportunities Portfolio
       (B) The Emerging Markets Debt Portfolio
       (C) The European Equity Portfolio
       (D) The Disciplined Equity Portfolio
       (E) The International Opportunities Portfolio
       (each a "Fund")

3.     Securities and Exchange Commission File No.: 811-09008

4.     Is this an initial Form N-8F or an amendment to a previously filed
       Form N-8F?

       / /    Initial Application       /X/   Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

       J.P. Morgan Investment Management Inc.
       522 Fifth Avenue
       New York, NY 10036

6. Name, address, and telephone number of individual the Commission staff should contact with any questions Regarding this form:

       Avery P. Maher, Esq.
       J.P. Morgan Investment Management Inc.
       522 Fifth Avenue
       New York, New York 10036
       212-837-1711

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund Records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270..31a-1, .31a-2]:

       J.P. Morgan Investment Management Inc.
       522 Fifth Avenue
       New York, New York 10036
       212-837-1711
       Attn: Avery P. Maher, Esq.
       (relating to its functions as investment adviser)

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       JPMorgan Funds Management, Inc.
       (formerly known as One Group Administrative Services, Inc.) 1111 Polaris Parkway
       Columbus, Ohio 43240
       (relating to its functions as administrator)

       JPMorgan Distribution Services, Inc.
       (formerly known as One Group Dealer Services, Inc.)
       1111 Polaris Parkway
       Columbus, Ohio 43240
       (relating to its functions as distributor)

       Boston Financial Data Services, Inc.
       2 Heritage Drive
       North Quincy, Massachusetts 02171
       (relating to its functions as transfer agent)

       NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31a-1 AND 31a-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.     Classification of fund (check only one):

       /X/    Management company;

       / /    Unit investment trust; or

       / /    Face-amount certificate company.

9.     Sub classification if the fund is a management company (check only one):

       /X/    Open-end     / /   Closed-end

10. State law under which the fund was organized or formed (E.G., Delaware, Massachusetts):

       Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

       J.P. Morgan Investment Management Inc.
       522 Fifth Avenue
       New York, New York 10036

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

       Funds Distributor, Inc.
       60 State Street
       Suite 1300
       Boston, Massachusetts 02109

13.    If the fund is a unit investment trust ("UIT") provide:

       (a)    Depositor's name(s) and address(es):

       (b)    Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (E.G., an insurance company separate account)?

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       / / Yes          /X/ No

       If Yes, for each UIT state:

              Name(s):

              File No.:  811-___________

              Business Address:

15.    (a)    Did the fund obtain approval from the board of directors
              concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

              /X/ Yes      / / No

              If Yes, state the date on which the board votes took place:

              March 27, 2001

              If No, explain:

(b)    Did the fund obtain approval from the  shareholders  concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

              /X/ Yes, with respect to The European Equity Portfolio; The Disciplined Equity Portfolio; and The International Opportunities Portfolio.

              /X/ No, with respect to The U.S. Small Company Opportunities Portfolio and The Emerging Markets Debt Portfolio.

              If Yes, state the date on which the shareholder vote took place:
              July 3, 2001

              If No, explain:
              (A) Until September 1, 2001, J.P. Morgan U.S. Small Company Opportunities Fund ("USCO Feeder Fund") invested all of its assets in The U.S. Small Company Opportunities Portfolio ("USCO Master Portfolio"). On September 1, 2001, the Feeder fund ceased to operate under a "master/feeder" structure and instead invested directly in the portfolio securities formerly held by the USCO Master Portfolio;
              (B) Until September 1, 2001, J.P. Morgan Emerging Markets Debt Fund ("EMD Feeder Fund") invested all of its assets in The Emerging Markets Debt Portfolio ("EMD Master Portfolio"). On September 1, 2001, the Feeder fund ceased to operate under a "master/feeder" structure and instead invested directly in the portfolio securities formerly held by the EMD Master Portfolio.

II.    DISTRIBUTION TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

       /X/  Yes     / /  No

       (a) If Yes, list the date(s) on which the fund made those distributions: September 1, 2001

(b)    Were the distributions made on the basis of net assets?

            /X/  Yes      / /  No

(c)    Were the distributions made PRO RATA based on share ownership?

            /X/  Yes      / /  No

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       (d)     If No to (b) or (c) above, describe the method of distribution to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

       (e)     LIQUIDATIONS ONLY:
              Were any distributions to shareholders made in kind?

              /X/  Yes         / /  No

              If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:
              (A) The USCO Feeder Fund owned 100% of the USCO Master Portfolio until September 1, 2001; and
              (B) The EMD Feeder Fund owned 100% of the EMD Master Portfolio.

17.    CLOSED-END FUNDS ONLY:
       Has the fund issued senior securities?

       / /  Yes            / /  No

       If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.    Has the fund distributed ALL of its assets to the fund's shareholders?

       /X/  Yes            / /  No

       If No,

       (a) How many shareholders does the fund have as of the date this form is filed?

       (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

       / /  Yes            /X/  No

       If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.   ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE)

       / /  Yes            /X/  No

       If Yes,

       (a) Describe the type and amount of each asset retained by the fund as of the date this form if filed:

       (b)    Why has the fund retained the remaining assets?

       (c)    Will the remaining assets be invested in securities?

              / /  Yes     / /  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

       / /  Yes            /X/  No

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       If Yes,

              (a) Describe the type and amount of each debt or other liability:

       (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.    INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.    (a)    List the expenses incurred in connection with the Merger or
Liquidation: The fund had no expenses because all merger expenses were paid by the adviser.

       (b) How were those expenses allocated? The total expenses were paid by the adviser, J.P. Morgan Chase & Co. ("JPMC")

       (c)    Who paid those expenses? JPMC

       (d) How did the fund pay for unamortized expenses (if any)? JPMC paid any unamortized expenses (if any).

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

       / /  Yes            /X/  No

       If Yes, cite the release numbers of the Commission's note and order or, if no notice or order has been issued, the file number and date the application was filed:

IV.    CONCLUSION OF FUND BUSINESS

24.    Is the fund a party to any litigation or administrative proceeding?

       / /  Yes            /X/  No

       If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

       / /  Yes            /X/  No

       If Yes, describe the nature and extent of those activities:

V.     MERGERS ONLY

26.    (a)    State the name of the fund surviving the Merger: (A) JPMorgan
              Fleming European Fund (formerly Chase Vista European Fund); (B)
              JPMorgan Disciplined Equity Fund (formerly J.P. Morgan
              Institutional Disciplined Equity Fund); and (C) JPMorgan Fleming
              International Opportunities Fund (formerly JPMorgan Institutional
              International Opportunities Fund).

       (b) State the Investment Company Act file number of the fund surviving the Merger: (A) JPMorgan Fleming European Fund is a series of J.P. Morgan Mutual Fund Group, 811-5151; (B) JPMorgan Disciplined Equity Fund is a series of J.P. Morgan Institutional Funds, 811-7342; and (C) JPMorgan Fleming International Opportunities Fund is a series of J. P. Morgan Institutional Funds, 811-7342.

       (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

              (A) JPMorgan Fleming European Fund, N-14 (J.P. Morgan European Equity Fund) 333-58984, May 15, 2001; and N-14 (J. P. Morgan Institutional European Equity Fund) 333-58994, May 15, 2001.

              (B) JPMorgan Disciplined Equity Fund, N-14, 333-58942, May 11,
              2001.

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              (C) JPMorgan Fleming International Opportunities Fund, N-14 (J.P.
       Morgan International Opportunities Fund) 333-58898; May 11, 2001; and N-14 (J.P. Morgan Fleming International Equity Fund) (formerly Chase Vista International Equity Fund ) 333-58926; May 11, 2001.

       (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

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                                  VERIFICATION

       The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The U.S. Small Company Opportunities Portfolio, (ii) he or
                  -----------------------------------------------
                                   (Name of Fund)
she is the Assistant Secretary of
           -------------------
                 (Title)
JPMorgan U.S. Small Company Opportunities Fund, and (iii) all actions by
----------------------------------------------
                (Name of Fund)
shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.


                                             (Signature)

                                             /s/Avery P. Maher
                                             -----------------
                                             Avery P. Maher
                                             Assistant Secretary
                                             April 13, 2005


                                  VERIFICATION

       The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The Emerging Markets Debt Portfolio, (ii) he or she is
                  -----------------------------------
                              (Name of Fund)
the Assistant Secretary of JPMorgan Fleming Emerging Markets Debt Fund, and
    -------------------    -------------------------------------------
          (Title)                          (Name of Fund)
(iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.


                                             (Signature)

                                             /s/Avery P. Maher
                                             -----------------
                                             Avery P. Maher
                                             Assistant Secretary
                                             April 13, 2005


                                  VERIFICATION

       The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The European Equity Portfolio, (ii) he or she is the
                  -----------------------------
                          (Name of Fund)
Assistant Secretary of JPMorgan Fleming European Fund, and (iii) all actions by
-------------------    ------------------------------
      (Title)                    (Name of Fund)
shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

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                                             (Signature)

                                             /s/Avery P. Maher
                                             -----------------
                                             Avery P. Maher
                                             Assistant Secretary
                                             April 13, 2005


                                  VERIFICATION

       The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The Disciplined Equity Portfolio, (ii) he or she is the
                  --------------------------------
                            (Name of Fund)
Assistant Secretary of JPMorgan Disciplined Equity Fund, and (iii) all actions
-------------------    --------------------------------
      (Title)                    (Name of Fund)
by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.


                                             (Signature)

                                             /s/Avery P. Maher
                                             -----------------
                                             Avery P. Maher
                                             Assistant Secretary
                                             April 13, 2005


                                  VERIFICATION

       The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The International Opportunities Portfolio, (ii) he or she is
                  -----------------------------------------
                            (Name of Fund)
the Assistant Secretary of JPMorgan Fleming International Opportunities Fund,
    -------------------    -------------------------------------------------
          (Title)                             (Name of Fund)
and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.


                                             (Signature)

                                             /s/Avery P. Maher
                                             -----------------
                                             Avery P. Maher
                                             Assistant Secretary
                                             April 13, 2005

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